06008471

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48198

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 28 2006 BRANCH OF REGISTRATIONS AND EXAMINATIONS 10

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ATLANTIC-PACIFIC CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 GREENWICH AVENUE - 2ND FLOOR
(No. and Street)

GREENWICH (City) CONNECTICUT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANTHONY BOSSONE 203-861-5480
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

REYNOLDS & ROWELLA, LLP
(Name – *if individual, state last, first, middle name*)

90 GROVE STREET (Address) RIDGEFIELD, (City) CONNECTICUT (State) 06877 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 30 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANTHONY BOSSONE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ATLANTIC-PACIFIC CAPITAL, INC. I, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Anthony Bossone
Signature

CHIEF FINANCIAL OFFICER
Title

JASPER K MUI
NOTARY PUBLIC
STATE OF CONNECTICUT
My Commission Expires August 31, 2010

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reynolds & Rowella LLP
Full Service Accounting & Financial Solutions
expect more from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA

Principal
Richard J. Proctor, CPA, CVA, CGFM

Report of Independent Auditors

To the Stockholder of
Atlantic-Pacific Capital, Inc.
Greenwich, Connecticut

We have audited the accompanying consolidated statement of financial condition of Atlantic-Pacific Capital, Inc. as of December 31, 2005, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the financial statements of Atlantic-Pacific Capital Limited, a wholly owned subsidiary, which statements reflect total assets of $3,211,809 as of December 31, 2005, and total revenues of $3,839,060 for the year then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Atlantic-Pacific Capital Limited, is based solely on the report of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Atlantic-Pacific Capital, Inc. as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Reynolds & Rowella

Reynolds & Rowella, LLP

Ridgefield, Connecticut
January 23, 2006

90 Grove Street
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570

e-mail info@reynoldsrowella.com

website: www.reynoldsrowella.com

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Financial Condition
December 31, 2005

Assets	
Current assets	
Cash	$ 10,049,005
Placement fees receivable	15,778,458
Interest receivable	264,315
Due from Funds	536,028
Other current assets	1,231,355
Total current assets	27,859,161
Property and equipment (net of accumulated depreciation and amortization of $2,398,560)	1,008,288
Other assets	
Placement fees receivable	5,558,442
Security deposits	104,597
Investment in affiliates	1,277
Other assets	950,000
Total other assets	6,614,316
Total assets	$ 35,481,765
Liabilities and stockholder's equity	
Current liabilities	
Accounts payable and accrued expenses	$ 593,835
Accrued year end bonuses	932,995
Accrued revenue participation	2,196,035
Total current liabilities	3,722,865
Long term liabilities	
Accrued revenue participation	1,330,778
Total long term liabilities	1,330,778
Total liabilities	5,053,643
Stockholder's equity	30,428,122
Total liabilities and stockholder's equity	$ 35,481,765

The accompanying notes are an integral part of these financial statements.

Reynolds & Rowella LLP
Full Service Accounting & Financial Solutions
expect **more** from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA

Principal
Richard J. Proctor, CPA, CVA, CGFM

Report of Independent Auditors on Internal Control
Pursuant to SEC Rule 17a-5

To the Stockholder of
Atlantic-Pacific Capital, Inc.
Greenwich, Connecticut

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Atlantic-Pacific Capital, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.
Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

90 Grove Street
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570
e-mail info@reynoldsrowella.com
website: www.reynoldsrowella.com

management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reynolds & Rowella

Reynolds & Rowella, LLP

Ridgefield, Connecticut
January 23, 2006